CUSIP No. 007511108	Page 1 of 19 Pages

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.     )*

Encompass Group Affiliates, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

007511108

(CUSIP Number)

Sankaty Advisors, LLC

111 Huntington Avenue

Boston, MA 02199

(617)516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007511108	Page 2 of 19 Pages

1.	NAMES OF REPORTING PERSONS: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Sankaty Credit Opportunities III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,500,922,628 *
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 7,500,922,628 *
	10	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,922,628 *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.1% **
14.	TYPE OF REPORTING PERSON PN

*	Represents 5,795,487,917 shares of Common Stock issuable upon conversion of Series C Convertible Preferred Stock and 1,705,434,711 shares of Common Stock issuable upon exercise of Warrants.
**	Based on 13,286,151,226 shares of Common Stock outstanding as of February 15, 2010, as reported by the Issuer in its Report on Form 10-Q for the period ended December 31, 2009 and calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, which requires that calculations be made for a stockholder assuming that such stockholder has converted its convertible securities but that no other stockholder has converted its convertible securities. The Issuer in its filings has taken a different approach to calculating percentage ownership, assuming full conversion of all outstanding securities convertible into Common Stock, resulting in the Issuer reporting a lower percentage ownership by the Reporting Person.

CUSIP No. 007511108	Page 3 of 19 Pages

1.	NAMES OF REPORTING PERSONS: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Sankaty Credit Opportunities II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,250,930,179 *
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,250,930,179 *
	10	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,930,179 *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.5% **
14.	TYPE OF REPORTING PERSON PN

*	Represents 1,739,151,208 shares of Common Stock issuable upon conversion of Series C Convertible Preferred Stock and 511,778,971 shares of Common Stock issuable upon exercise of Warrants.
**	Based on 13,286,151,226 shares of Common Stock outstanding as of February 15, 2010, as reported by the Issuer in its Report on Form 10-Q for the period ended December 31, 2009 and calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, which requires that calculations be made for a stockholder assuming that such stockholder has converted its convertible securities but that no other stockholder has converted its convertible securities. The Issuer in its filings has taken a different approach to calculating percentage ownership, assuming full conversion of all outstanding securities convertible into Common Stock, resulting in the Issuer reporting a lower percentage ownership by the Reporting Person.

CUSIP No. 007511108	Page 4 of 19 Pages

1.	NAMES OF REPORTING PERSONS: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Prospect Harbor Credit Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,137,988,408 *
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,137,988,408 *
	10	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,137,988,408 *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9% **
14.	TYPE OF REPORTING PERSON PN

*	Represents 879,251,579 shares of Common Stock issuable upon conversion of Series C Convertible Preferred Stock and 258,736,829 shares of Common Stock issuable upon exercise of Warrants.
**	Based on 13,286,151,226 shares of Common Stock outstanding as of February 15, 2010, as reported by the Issuer in its Report on Form 10-Q for the period ended December 31, 2009 and calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, which requires that calculations be made for a stockholder assuming that such stockholder has converted its convertible securities but that no other stockholder has converted its convertible securities. The Issuer in its filings has taken a different approach to calculating percentage ownership, assuming full conversion of all outstanding securities convertible into Common Stock, resulting in the Issuer reporting a lower percentage ownership by the Reporting Person.

CUSIP No. 007511108	Page 5 of 19 Pages

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, no par value per share (the “Common Stock”) of Encompass Group Affiliates, Inc., a Florida corporation (the “Issuer”). The Issuer was formerly known as Advanced Communications Technologies, Inc., a Florida corporation. The principal executive offices of the Issuer are at 420 Lexington Avenue, Suite 2739, New York, New York 10170.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i) Sankaty Credit Opportunities III, L.P., a Delaware limited partnership (“SCO III”), whose sole general partner is Sankaty Credit Opportunities Investors III, LLC, a Delaware limited liability company (“SCOI III”), whose managing member is Sankaty Credit Member, LLC, a Delaware limited liability company (“SCM”). Mr. Jonathan Lavine is the managing member of SCM.

(ii) Sankaty Credit Opportunities II, L.P., a Delaware limited partnership (“SCO II”), whose sole general partner is Sankaty Credit Opportunities Investors II, LLC, a Delaware limited liability company, (“SCOI II”), whose managing member is SCM. Mr. Jonathan Lavine is the managing member of SCM.

(iii) Prospect Harbor Credit Partners, L.P., a Delaware limited partnership (“PHCP”), whose sole general partner is Prospect Harbor Investors, LLC, a Delaware limited liability company (“PHI”), whose managing member is SCM. Mr. Jonathan Lavine is the managing member of SCM.

SCO III, SCO II and PHCP (each, a “Reporting Person” and collectively, the “Reporting Persons”) are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement among the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b) The address of the principal business office of the Reporting Persons is 111 Huntington Avenue, Boston, Massachusetts 02199.

(c) The Reporting Persons are principally engaged in the business of investing in securities.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

On August 17, 2007, in connection with a recapitalization of the Issuer , the Reporting Persons and the Issuer entered into a Purchase Agreement (the “Series C Purchase Agreement”), pursuant to which the Reporting Persons agreed to purchase an aggregate 85.35 shares of Series C Convertible Preferred Stock of the Issuer for an aggregate purchase price of $537,705, or $6,300 per share. The source of such funds was the working capital of the Reporting Persons. The Series C Purchase Agreement is incorporated herein as Exhibit B by reference to Exhibit 10.2 to the Report on Form 8-K filed by the Issuer on August 21, 2007, and any description thereof is qualified in its entirety by reference thereto.

CUSIP No. 007511108	Page 6 of 19 Pages

The Series C Convertible Preferred Stock is convertible into Common Stock pursuant to the formula contemplated by the Certificate of Designation for the Series C Convertible Preferred Stock, which is attached hereto as Exhibit C, and any description thereof is qualified in its entirety by reference thereto. Pursuant to such formula, the holders of the Series C Convertible Preferred Stock, in the aggregate, are entitled to receive shares of Common Stock equal to (a) 79.5% of the number of shares of Common Stock issued and outstanding on the date of conversion plus the total number of shares of Common Stock issuable upon conversion of all the shares of Series A-2 Preferred Stock and Series D Preferred Stock outstanding on the date of conversion; plus (b) any shares of Common Stock issued pursuant to the Issuer’s convertible promissory notes on the date of conversion, divided by 1 minus .795; divided by 1,000. The foregoing conversion rate is subject to further adjustment (downward to a floor of 72.5% of the number of shares of Common Stock issued and outstanding on the date of conversion) if the return, or deemed return, per share of Series C Convertible Preferred Stock meets certain targets described in the Certificate of Designation for the Series C Convertible Preferred Stock).

The Series C Convertible Preferred Stock was not convertible into shares of Common Stock until shareholder approval was obtained and the Issuer made the required state filing of a charter amendment increasing the number of authorized shares of Common Stock to an amount sufficient for the conversion of Series C Convertible Preferred Stock into Common Stock at the Series C Conversion Rate set forth in the Certificate of Designation for the Series C Convertible Preferred Stock. Shareholder approval was obtained, and the Issuer’s charter was amended effective May 6, 2008.

The Reporting Persons and the Issuer were parties to a Note Purchase Agreement dated as of August 17, 2007 relating to the purchase by the Reporting Persons of Senior Secured Notes and Series A Senior Subordinated Notes of the Issuer. The Reporting Persons purchased additional Series A Senior Subordinated Notes of the Issuer on September 24, 2007. On August 1, 2008, the Issuer, the Reporting Persons and the other Note Purchasers named therein entered into an Amended and Restated Note Purchase Agreement (the “Amended and Restated Note Purchase Agreement”) pursuant to which, among other provisions, the Reporting Persons purchased Series B Senior Subordinated Notes of the Issuer. The Amended and Restated Note Purchase Agreement is incorporated herein as Exhibit D by reference to Exhibit 4.2 to the Report on Form 8-K filed by the Issuer on August 7, 2008, and any description thereof is qualified in its entirety by reference thereto. The Amended and Restated Note Purchase Agreement provides that if, on August 1, 2009, the Notes had not been repaid or refinanced and the debt to EBITDA leverage ratio for the twelve months prior to August 1, 2009 exceeds 3.50:1.00, the Note Purchasers would be entitled to receive warrants, for no or nominal additional consideration, to purchase 3.5% of the shares of the Issuer’s outstanding Common Stock on a fully diluted basis. If, on each of February 1, 2010 and August 1, 2010, the Notes have not been repaid or refinanced and the debt to EBITDA leverage ratio for the twelve month period prior to February 1, 2010 or August 1, 2010, as applicable, exceeds 3.50:1.00, the Note Purchasers will be entitled to receive on each such date, for no or nominal additional consideration, warrants to purchase an additional 2.0% of the shares of the Issuer’s outstanding Common Stock on a fully diluted basis on each such date. Such warrants to purchase Common Stock issuable under the Amended and Restated Note Purchase Agreement (the “Warrants”) are exercisable upon their issuance for $.01 per share of Common Stock, and expire on the first anniversary of their issuance. As of February 1, 2010, the Reporting Persons have the right to receive an aggregate 2,475,950,511 Warrants.

Item 4.	Purpose of Transaction

The Reporting Persons acquired securities of the Issuer for investment purposes. The Reporting Persons expect to conduct discussions from time to time with management of the Issuer, other stockholders of the Issuer or other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, capital structure and strategic plans of the Issuer. In addition to the foregoing, the Reporting Persons may engage the Issuer, other stockholders of the Issuer or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D, enumerated in this Item 4 below. Whether the Reporting Persons propose or engage in any additional investment or other transaction involving the Issuer will depend upon their continuing assessments of pertinent factors, including the Issuer’s business and prospects, other business investment opportunities available to the Reporting Persons, economic and market conditions, and opportunities and initiatives available to, or announced by, the Issuer. Accordingly, the Reporting Persons may change their present intentions at any time.

CUSIP No. 007511108	Page 7 of 19 Pages

Other than as set forth in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The information set forth in Rows 7 through 13 of the cover pages to this Schedule 13D is hereby incorporated herein by reference for each Reporting Person.

(c) Except as described in this Schedule 13D, no other transactions in the Issuer’s Common Stock were effected by the Reporting Persons or any persons set forth in Item 2(a) hereto during the sixty days prior to the date of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the purchase of the Series C Convertible Preferred Stock, on August 17, 2007 the Issuer and the Reporting Persons also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) and a Stockholders Agreement (the “Series C Stockholders Agreement”). Subject to customary terms and conditions set forth in the Registration Rights Agreement, the Issuer has agreed that the Reporting Persons will have certain registration rights with respect to shares of Common Stock that they may hold. The Company is required to use its best efforts to effect the registration and sale of shares pursuant to a request under this agreement as expeditiously as possible upon demand and is responsible for all registration expenses. The Registration Rights Agreement is incorporated herein as Exhibit E by reference to Exhibit 10.3 to the Report on Form 8-K filed by the Issuer on August 21, 2007, and any description thereof is qualified in its entirety by reference thereto.

Among other provisions, the parties to the Series C Stockholders Agreement agreed to certain voting arrangements in favor of actions taken by ACT-DE, LLC, an affiliate of H.I.G. Capital, LLC, the principal investor in the Issuer. The Stockholders Agreement also contains transfer restrictions with respect to Series C Convertible Preferred Stock, limited rights of first refusal in favor of ACT-DE, LLC and the Reporting Persons on any transfer of any preferred stock by the Issuer, “tag along” rights permitting the Reporting Persons to participate in certain sales by ACT-DE, LLC of its Series C Convertible Preferred Stock, and an agreement by the parties to vote in favor of a sale of the Issuer if approved by ACT-DE, LLC, subject in each case to certain conditions. The Series C Stockholders Agreement is incorporated herein as Exhibit F by reference to Exhibit 10.4 to the Report on Form 8-K filed by the Issuer on August 21, 2007, and any description thereof is qualified in its entirety by reference thereto.

On August 1 and 13, 2008, in connection with the funding of the acquisition of Tritronics, Inc., the Reporting Persons purchased an aggregate 158.4 shares of Series E Preferred Stock from the Issuer for an aggregate purchase price of $659,999, or $4,166.66 per share. Such purchase of Series E Preferred Stock was made pursuant to a Purchase Agreement among the Issuer, the Reporting Persons and certain other holders of Series C Convertible Preferred Stock (the “Series E Purchase Agreement”). The Series E Purchase Agreement is incorporated herein as Exhibit G by reference to Exhibit 10.1 to the Report on Form 8-K filed by the Issuer on August 7, 2008, and any description thereof is qualified in its entirety by reference thereto.

CUSIP No. 007511108	Page 8 of 19 Pages

The Series E Preferred Stock is a non-voting security and is not convertible into Common Stock of the Issuer. The Certificate of Designation for the Series E Preferred Stock is attached as Exhibit A to the Articles of Amendment (Twelfth) to Articles of Incorporation, which is incorporated herein as Exhibit H by reference to Exhibit 3.1 to the Report on Form 8-K filed by the Issuer on August 7, 2008, and any description thereof is qualified in its entirety by reference thereto.

On August 1, 2008, the Issuer, the Reporting Persons and the other Series C Convertible Preferred Stockholders entered into Amendment No. 1 to the Series C Stockholder Agreement (the “Amended Series C Stockholder Agreement”). The Amended Series C Stockholders Agreement is incorporated herein as Exhibit I by reference to Exhibit 10.2 to the Report on Form 8-K filed by the Issuer on August 7, 2008, and any description thereof is qualified in its entirety by reference thereto. Among other provisions, the Amended Series C Stockholder Agreement provides that the shares of Series E Preferred Stock issued to holders of Series C Convertible Preferred Stock are subject to the Series C Stockholder Agreement, including for purposes of transfer restrictions as well as co-sale rights on sales of preferred stock by ACT-DE, LLC in favor of the other Series C Convertible Preferred Stockholders.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement (appears at page 10)

Exhibit B	Series C Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K filed by the Issuer on August 21, 2007)

Exhibit C	Certificate of Designation for the Series C Preferred Stock (appears at page 11)

Exhibit D	Amended and Restated Note Purchase Agreement (incorporated by reference to Exhibit 4.2 to the Report on Form 8-K filed by the Issuer on August 7, 2008)

Exhibit E	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Report on Form 8-K filed by the Issuer on August 21, 2007)

Exhibit F	Series C Stockholders Agreement (incorporated by reference to Exhibit 10.4 to the Report on Form 8-K filed by the Issuer on August 21, 2007)

Exhibit G	Series E Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K filed by the Issuer on August 7, 2008)

Exhibit H	Certificate of Designation for the Series E Preferred Stock (incorporated by reference to Exhibit A to Exhibit 3.1 to the Report on Form 8-K filed by the Issuer on August 7, 2008)

Exhibit I	Amended Series C Stockholders Agreement (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K filed by the Issuer on August 7, 2008)

CUSIP No. 007511108	Page 9 of 19 Pages

Signature:

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2010

SANKATY CREDIT OPPORTUNITIES III, L.P.

By:	Sankaty Credit Opportunities Investors III, LLC, its General Partner

By:	Sankaty Credit Member, LLC, its Managing Member

By:	/S/ JONATHAN S. LAVINE
Name:	Jonathan S. Lavine
Title:	Managing Member

SANKATY CREDIT OPPORTUNITIES II, L.P.

By:	Sankaty Credit Opportunities Investors II, LLC, its General Partner

By:	Sankaty Credit Member, LLC, its Managing Member

By:	/S/ JONATHAN S. LAVINE
Name:	Jonathan S. Lavine
Title:	Managing Member

PROSPECT HARBOR CREDIT PARTNERS, L.P.

By:	Prospect Harbor Investors, LLC, its General Partner

By:	Sankaty Credit Member, LLC, its Managing Member

By:	/S/ JONATHAN S. LAVINE
Name:	Jonathan S. Lavine
Title:	Managing Member

CUSIP No. 007511108	Page 10 of 19 Pages

EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 21, 2010

SANKATY CREDIT OPPORTUNITIES III, L.P.

By:	Sankaty Credit Opportunities Investors III, LLC, its General Partner

By:	Sankaty Credit Member, LLC, its Managing Member

By:	/S/ JONATHAN S. LAVINE
Name:	Jonathan S. Lavine
Title:	Managing Member

SANKATY CREDIT OPPORTUNITIES II, L.P.

By:	Sankaty Credit Opportunities Investors II, LLC, its General Partner

By:	Sankaty Credit Member, LLC, its Managing Member

By:	/S/ JONATHAN S. LAVINE
Name:	Jonathan S. Lavine
Title:	Managing Member

PROSPECT HARBOR CREDIT PARTNERS, L.P.

By:	Prospect Harbor Investors, LLC, its General Partner

By:	Sankaty Credit Member, LLC, its Managing Member

By:	/S/ JONATHAN S. LAVINE
Name:	Jonathan S. Lavine
Title:	Managing Member

CUSIP No. 007511108	Page 11 of 19 Pages

EXHIBIT C

CERTIFICATE OF DESIGNATION OF THE SERIES C PREFERRED STOCK

(PAR VALUE $0.01 PER SHARE)

OF

ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.

The undersigned, a duly authorized officer of Advanced Communications Technologies, Inc., a Florida corporation (the “Company”), in accordance with the provisions of Section 607.0602 of the Florida Business Corporation Act, does hereby certify that the following resolution was duly adopted by the Board of Directors at a meeting held on August 16, 2007:

RESOLVED, that the Board has determined that it is in the best interests of the Company to provide for the designation and issuance of Series C Preferred Stock, par value of $0.01 per share (the “Series C Preferred Stock”), to consist of up to 1,000 shares, and hereby fixes the powers, designations, preferences and relative other special rights of the shares of such Series C Preferred Stock as follows:

DESIGNATION AND RANK

Designation. This resolution shall provide for a series of preferred stock, the designation of which shall be “Series C Preferred Stock”, par value $0,01 per share. The number of authorized shares constituting the Series C Preferred Stock is 1,000. The Series C Preferred Stock will have the liquidation preferences set forth in Section 3.1 below.

Rank. With respect to the payment of dividends and other distributions on the capital stock of the Company, including distribution of the assets of the Company upon Liquidation (as defined below), the Series C Preferred Stock shall be senior to the common stock of the Company, no par value per share (the “Common Stock”), and, except for any series of preferred stock that is designated by the Board of Directors after the date hereof as senior to the Series C Preferred Stock (“Senior Stock”) or as pari passu with the Series C Preferred Stock (the “Pari Passu Stock”) and is consented to pursuant to Section 5.2 below, senior to all other series of preferred stock (collectively with the Common Stock, the “Junior Stock”).

DIVIDEND RIGHTS

Series C Dividends. Dividends on each outstanding share of Series C Preferred Stock shall accrue cumulatively on a daily basis during each fiscal quarter of the Company at the rate of 12% per annum on the Series C Preference Amount (as defined below). Such dividends shall accrue from and including the date of issuance of such share of Series C Preferred Stock to and including the date on which the Series C Liquidation Value (as

CUSIP No. 007511108	Page 12 of 19 Pages

defined below) of such share is paid, whether or not such dividends have been declared and whether or not there are funds of the Company legally available for the payment of dividends. Except for any repurchases of Common Stock pursuant to a Management Repurchase Agreement (as defined below) or other distributions that have been approved by a majority of the holders of the outstanding Series C Preferred Stock, no dividends or other distributions will be paid, declared or set apart with respect to any Junior Stock without the prior written consent of the holders of a majority of the then outstanding shares of Series C Preferred Stock unless all accrued but unpaid dividends on the Series C Preferred Stock shall have been paid in cash. “Management Repurchase Agreement” means any agreement from time to time entered into between the Company and any officer, employee or director of the Company entitling or requiring the Company to repurchase any shares of Preferred Stock, Common Stock, or options therefor, from such officer, employee or director. Upon conversion of any share of Series C Preferred Stock, all rights to accrued and unpaid dividends in respect thereof shall terminate.

LIQUIDATION RIGHTS

Liquidation Preference.

Upon any Liquidation (as defined below), and subject to the rights of any Senior Stock or Pari Passu Stock, before any distribution or payment shall be made to any of the holders of Junior Stock, the holders of Series C Preferred Stock shall be entitled to receive out of the assets of the Company, whether such assets are capital, surplus or earnings, an amount per share of Series C Preferred Stock (the “Series C Liquidation Value”) equal to the greater of (i) $6,300 (the “Series C Preference Amount”) plus all accrued and unpaid dividends thereon and (ii) the Assumed Conversion Amount (as defined in paragraph (b) below). Thereafter, no further distributions shall be made to the holders of Series C Preferred Stock in respect of such shares.

For purposes hereof:

“Liquidation” means (A) a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, (B) a consolidation or merger of the Company with or into any other person(s), entity or entities in which less than a majority of the outstanding voting power of the surviving person(s), entity or entities is held by persons or entities who were shareholders of the Company prior to such event or (C) a sale or other disposition (whether in a single transaction or a series of related transactions) of substantially all of the assets of the Company.

“Assumed Conversion Amount” means the total amount of proceeds that would be payable to the holder of a share of Series C Preferred Stock on a Liquidation if immediately prior to such Liquidation each outstanding share of Series C Preferred Stock were deemed to be converted into a number of shares of Common Stock at the applicable Series C Conversion Rate determined pursuant to Section 4 below.

Pro Rata Distribution. If, upon any Liquidation, the assets of the Company shall be insufficient to pay the Series C Liquidation Value in full to all holders of Series C Preferred Stock, then the entire net assets of the Corporation shall be distributed among the holders of the Series C Preferred Stock and any Pari Passu Stock, ratably in proportion to

CUSIP No. 007511108	Page 13 of 19 Pages

the full amounts to which they would otherwise be respectively entitled and such distributions may be made in cash or in property taken at its fair value (as determined in good faith by the Company’s Board of Directors), or both, at the election of the Company’s Board of Directors,

CONVERSION

Charter Amendment. Promptly following the date hereof, the Company shall use all reasonable commercial efforts (a) to cause the Articles of Incorporation of the Company (the “Charter Amendment”) to be amended in order to increase the authorized number of shares of Common Stock to an amount reasonably sufficient for the conversion of Series C Preferred Stock into Common Stock at the First Series C Conversion Rate, including the recommendation and submission of a proposal to the shareholders of the Company for the approval of such amendment, (b) to at all times thereafter reserve for conversion of the Series C Preferred Stock such number of authorized but unissued shares of Common Stock and (c) to not issue such reserved shares of Common Stock for any other purpose.

Series C Conversion. Upon the approval of the Charter Amendment and the effective filing thereof with the Florida Department of State, each share of Series C Preferred Stock shall be convertible into a number of shares of Common Stock equal to the Series C Conversion Rate as follows:

At any time on or following the issuance of the Series C Preferred Stock, a holder of Series C Preferred Stock may elect to convert any or all of his, her or its shares of Series C Preferred Stock into shares of Common Stock at the Series C Conversion Rate.

Each share of Series C Preferred Stock shall automatically be converted into shares of Common Stock at the Series C Conversion Rate immediately upon the election of the holder or holders of at least 50% of the then outstanding shares of Series C Preferred Stock.

The term “Series C Conversion Rate” means either (i) the First Series C Conversion Rate or (ii) the applicable Adjusted Series C Conversion Rate, as determined pursuant to Section 4.3 below.

Series C Conversion Rate.

The Series C Conversion Rate for any given conversion (or deemed conversion) of Series C Preferred Stock shall be the First Series C Conversion Rate (as defined below) in all cases other than as set forth in items (i), (ii) and (iii) below, in which cases the applicable Adjusted Series C Conversion Rate (as defined below) shall apply:

Any conversion (or deemed conversion) of Series C Preferred Stock that occurs on or prior to August 17, 2010, if the Conversion Value would be more than 5 times the Base Value.

Any conversion (or deemed conversion) of Series C Preferred Stock that occurs after August 17,2010, but on or before August 17, 2012, if the Conversion Value would be more than 6 times the Base Value.

CUSIP No. 007511108	Page 14 of 19 Pages

Any conversion (or deemed conversion) of Series C Preferred Stock pursuant to Section 4.2 above that occurs after August 17, 2012, if the Conversion Value would be more than 7 times the Base Value.

For purposes hereof:

The term “First Series C Conversion Rate” means, at any time of determination, a number of shares equal to the First Series C Conversion Amount divided by 1,000.

The term “First Series C Conversion Amount” means an amount determined at such time equal to (A) the product of (x) .795 multiplied by (y) the Base Share Amount plus the Issued Note Shares divided by (B) one (1) minus .795.

The term “Second Series C Conversion Rate” means, at any time of determination, a number of shares equal to the Second Series C Conversion Amount divided by 1,000.

The term “Second Series C Conversion Amount” means an amount determined at such time equal to (A) the product of (x) .725 multiplied by (y) the Base Share Amount plus the Issued Note Shares divided by (B) one (1) minus .725.

The term “Third Series C Conversion Rate” means, at any time of determination, a number of shares equal to the Third Series C Conversion Amount divided by 1,000.

The term “Third Series C Conversion Amount” means an amount determined at such time equal to (A) the product of (x) .725 multiplied by (y) the Adjusted Base Share Amount plus the Issued Note Shares divided by (B) one (1) minus .725.

The term “Issued Note Shares” means, at the time of any conversion, the total number of shares of Common Stock that are then issued and outstanding pursuant to the Subordinated Convertible Promissory Notes, in the aggregate principal amount of $1,206,046 (and convertible into an aggregate of 2,010,243,333 shares of Common Stock), issued by the Company on the date hereof.

The term “Base Share Amount” means the sum of the following amounts (A) the number of issued and outstanding shares of Common Stock on the date hereof, plus (B) the total number of shares of Common Stock issuable upon conversion of all of the shares of Series A-2 Preferred Stock outstanding on the date hereof, plus (C) 80,000,000 (representing shares of restricted Common Stock to be issued to certain members of management upon the effective filing of the Charter Amendment with the Florida Department of State) plus (D) the total number of shares of Common Stock issuable upon conversion of all of the snares of Series D Preferred Stock outstanding on the date hereof (using the Initial Series D Conversion Rate, as defined in the Certificate of Designation for the Series D Preferred Stock), in each case, determined assuming that the Charter Amendment has been duly approved and effectively filed with the Florida Department of State.

The term “Adjusted Base Share Amount” means the sum of the following amounts (A) the number of issued and outstanding shares of Common Stock on

CUSIP No. 007511108	Page 15 of 19 Pages

the date hereof, plus (B) the total number of shares of Common Stock issuable upon conversion of all of the shares of Series A-2 Preferred Stock outstanding on the date hereof, plus (C) 80,000,000 (representing shares of restricted Common Stock to be issued to certain members of management upon the effective filing of the Charter Amendment with the Florida Department of State) plus (D) the total number of shares of Common Stock issuable upon conversion of all of the shares of Series D Preferred Stock outstanding on the date hereof (using the Adjusted Series D Conversion Rate, as defined in the Certificate of Designation for the Series D Preferred Stock), in each case, determined assuming that the Charter Amendment has been duly approved and effectively filed with the Florida Department of State.

The term “Adjusted Series C Conversion Rate” means:

in the case of a conversion or deemed conversion of Series C Preferred Stock where the Series D Preferred Stock is also converted into Common Stock, or was previously converted into Common Stock in connection with a conversion of the Series C Preferred Stock in which the Adjusted Series C Conversion Rate was used, an amount equal to the Third Series C Conversion Rate; or

in the case of any other conversion or deemed conversion of Series C Preferred Stock to which the Adjusted Series C Conversion Rate applies, an amount equal to the Second Series C Conversion Rate.

The term “Base Value” means:

In the case of a conversion or deemed conversion described in Section 4.3(b)(x)(A) above, a dollar amount equal to (x) $6,300,000 divided by (y) the Second Series C Conversion Amount.

In the case of a conversion or deemed conversion described in Section 4.3(b)(x)(B) above, a dollar amount equal to (x) $6,300,000 divided by (y) the Third Series C Conversion Amount.

The term “Conversion Value” means (a) in the case of a conversion (or deemed conversion) in connection with a Liquidation, the value of the net proceeds payable per share of Common Stock upon such Liquidation (calculated assuming that the applicable Adjusted Series C Conversion Rate was used), (b) in the case of a conversion (or deemed conversion) in connection with a negotiated third party sale of the Common Stock to be issued upon such conversion, the price per share of Common Stock to be paid to such holder in such sale (calculated assuming that the applicable Adjusted Series C Conversion Rate was used) or (c) in the case of any other conversion (or deemed conversion), (i) the average final closing price per share for the ten (10) trading days immediately preceding the date of the conversion (as reported by Bloomberg L.P., or any organization succeeding to its function of reporting prices) or (ii) if the shares of Common Stock are not then publicly traded on a national quotation system, the fair market value of a share of Common Stock (calculated assuming that the applicable Adjusted Series C Conversion Rate was used) determined, at the sole election of the holder(s) of the Series C Preferred Stock electing to convert, by any of the following methods: (A) by a valuation or appraisal (as of a date within six (6) months prior to the date of the election to convert)

CUSIP No. 007511108	Page 16 of 19 Pages

prepared by an independent accounting firm or investment bank selected by the Board in good faith and paid for by the Company, (B) by any valuation or appraisal prepared by or for the Company as of a date within six (6) months prior to the date of the election to convert (copies of such valuations and appraisals shall be made available to any holder of Series C Preferred Stock promptly upon written request) or (C) by written agreement between the Company and the holder(s) of the Series C Preferred Stock then electing to convert. In the case of subpart (A) above, the Company shall cause such valuation or appraisal to be prepared promptly upon the request of a holder of Series C Preferred Stock.

The term “Series D Preferred Stock” means the Series D Preferred Stock of the Company, par value $.01 per share.

Other Adjustments. The Series C Conversion Rate, and the provisions of Section 4.3(a), shall be adjusted from time to time in the event of any stock split involving the Common Stock, reclassification of the Common Stock or recapitalization involving Common Stock. The holders of the Series C Preferred Stock shall thereafter be entitled to receive, and (if applicable) provision shall be made therefor in any agreement or other instrument relating to such stock split, reclassification or recapitalization, upon conversion of the Series C Preferred Stock, the kind and number of shares of Common Stock or other securities or property (including cash) to which such holders of Series C Preferred Stock would have been entitled if they had held the number of shares of Common Stock into which the Series C Preferred Stock was convertible immediately prior to such reclassification or recapitalization; and in any such case appropriate adjustment shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of the Series C Preferred Stock, so that the provisions set forth herein shall thereafter be applicable, in the reasonable discretion of the Board, in relation to any shares, other securities, or property thereafter receivable upon conversion of the Series C Preferred Stock. An adjustment made pursuant to this subparagraph shall become effective at the time at which such stock split, reclassification or recapitalization becomes effective.

Procedures for Conversion. In order to exercise conversion rights pursuant to Section 4.2 above, the electing holder(s) of the Series C Preferred Stock shall deliver an irrevocable written notice of such exercise to the Company, at its principal office (which notice shall include such information as may be reasonably necessary to determine the Conversion Value). The holder of any shares of Series C Preferred Stock shall, upon any conversion of such Series C Preferred Stock in accordance with this Section 4, surrender certificates representing the Series C Preferred Stock to the Company, at its principal office, and specify the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. In case such holder shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes (if transfer is to a person or entity other than the holder thereof) payable upon the issuance of shares of Common Stock in such name or names. As promptly as practicable, and, if applicable, after payment of all transfer taxes (if transfer is to a person or entity other than the holder thereof), the Company shall deliver or cause to be delivered certificates representing the number of validly issued, fully paid and nonassessable shares of Common Stock to which the holder of the Series C Preferred Stock so converted shall be entitled. Such conversion, to the extent permitted by law, shall be deemed to have been effected as of the date of receipt by the Company of any notice of conversion pursuant hereto. Upon any conversion of shares of Series C Preferred Stock,

CUSIP No. 007511108	Page 17 of 19 Pages

such shares shall cease to constitute shares of Series C Preferred Stock and shall represent only a right to receive shares of Common Stock into which they have been converted.

VOTING RIGHTS

Series C Voting Rights. The holder of each share of Series C Preferred Stock will be entitled to vote on all matters submitted to the shareholders of the Company. Each share of Series C Preferred Stock will entitle the holder thereof to such number of votes per share equal to the First Series C Conversion Rate (determined assuming that the Charter Amendment has been duly approved and effectively filed with the Florida Department of State). Except as otherwise provided herein, including, without limitation, in Section 5.2 hereof, or as required by applicable law, the holders of shares of Series C Preferred Stock shall have the right to vote together with the holders of Common Stock and other shares of the Company’s common and preferred stock that, by their terms, vote with the Common Stock, as a single class, and not by separate class or series, on all matters submitted to a vote or consent of shareholders.

Series C Consent Rights. The Company shall not, and shall cause each Subsidiary (as defined below) not to, without the affirmative vote or written consent of the holders of a majority of the outstanding Series C Preferred Stock:

amend its Articles of Incorporation or by-laws (i) to increase or decrease the size of the Board of Directors, (ii) to increase or decrease the authorized number of shares of Common Stock or any series of preferred stock or (iii) in any manner that adversely affects the holders of the Series C Preferred Stock;

authorize, designate, issue or sell any shares of capital stock or options, warrants or other securities of the Company or any Subsidiary, other than the granting of stock options and other awards to directors, officers, agents, employees or consultants of the Company or its Subsidiaries pursuant to an equity incentive plan that has been approved or consented to by the holders of a majority of the Series C Preferred Stock;

authorize or effect any liquidation, dissolution or winding-up of the Company or any of its Subsidiaries, any merger or consolidation of the Company or any of its Subsidiaries with or into any other entity, or any sale, license as licensor, lease as lessor, or other transfer or disposal of the assets of the Company or any of its Subsidiaries or any portion of the assets of the Company or any of its Subsidiaries with an aggregate value totaling greater than $500,000 in any transaction or series of related transactions;

incur or otherwise become liable in respect of any indebtedness for borrowed money or any other indebtedness, contingent or otherwise, including, without limitation, capital lease obligations, in excess of $100,000 in the aggregate at any one time outstanding, but excluding (i) trade payables incurred in the ordinary course of business, (ii) lines of credit provided by suppliers and (iii) lines of credit provided by financing sources approved by the Board of Directors;

engage in any material line of business other than that in which the Company and its Subsidiaries are engaged on the date of filing hereof or which is reasonably incident thereto;

CUSIP No. 007511108	Page 18 of 19 Pages

consummate any acquisition of, or make any equity or debt investment in, any other entity after the date hereof for a purchase price or equity or debt investment amount in excess of $500,000;

grant any lease or license to any material asset(s) of the Company or any Subsidiary other than in the ordinary course of the business of the Company or such Subsidiary;

enter into any contract, arrangement or transaction with an affiliate of the Company unless such contract, arrangement or transaction is on terms that are no less favorable to the Company than those the Company would have been reasonably likely to obtain as the result of arms-length negotiations with an unrelated third party;

commence or settle any material litigation, claim, action or other proceeding involving the Company or any Subsidiary;

take any other action that violates the Company’s obligations hereunder with respect to the holders of Series C Preferred Stock; or

obligate itself to do any of the foregoing.

For the purposes hereof, a “Subsidiary” means any corporation, limited liability company, partnership, joint venture or other entity in which the Company owns, directly or indirectly, more than 50% of the outstanding voting securities or equity interests.

MISCELLANEOUS

Headings of Subdivisions. The headings of the various Sections hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

Severability of Provisions. If any right, preference or limitation of the Series C Preferred Stock set forth herein (as this resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this resolution (as so amended), which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

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CUSIP No. 007511108	Page 19 of 19 Pages

IN WITNESS WHEREOF, the Company has caused this Certificate of Designation to be signed, under penalties of perjury, by Wayne Danson, its President.

Dated August 16, 2007	ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.

By: